NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749


10015963

June 22, 2010

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated June 22, 2010

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for Barb O'Neill

SEC Mail Processing
Section

JUN 30 2010

Washington, DC
110

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **JUNE 22, 2010**

News Release: **10-11** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI ANNOUNCES WIDEST MINERALIZED DRILL INTERSECTIONS AT VIKING TO DATE INCLUDING 80.9 METRES GRADING 0.7 GRAMS PER TONNE GOLD AND 62.3 METRES GRADING 0.8 GRAMS PER TONNE GOLD

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 47 to 52 from its ongoing drill program at the Viking gold property in Newfoundland.

There are currently two diamond drill rigs working at Viking in addition to a surface trenching and mapping program. A location map showing the 2010 drill holes is available in the Map Gallery on our website at www.naminco.ca. The current round of drilling is focused on both infilling and expanding the known gold bearing zone along the Thor Trend.

Drill Results

Holes 47 to 52 have all encountered gold-bearing intervals over significant widths, and the results are summarized in the table below. Hole 47 encountered anomalous gold throughout most of its 200 metre length including 0.7 grams per tonne (g/t) gold over 19.5 metres and a second zone grading 0.5 g/t gold over 13.5 metres. The hole ended in mineralization grading 0.9 g/t gold over 1 metre. Hole 48 intercepted 2 high grade intervals including 6.0 g/t gold over 0.9 metres and 7.6 g/t gold over 0.4 metres. Hole 50 encountered anomalous gold throughout its 47 metre length, including 1.3 g/t over 6 metres.

Summary of select drill intercepts from holes 47 to 52 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t
Hole 47	102.1	121.6	19.5	0.7
Hole 47	133.4	134.1	0.7	3.8
Hole 47	151.5	165.0	13.5	0.5
Hole 47	199.0	200.0	1.0	0.9
Hole 48	41.8	42.7	0.9	**6.0**
Hole 48	47.8	55.4	7.6	0.7
Hole 48	76.5	76.9	0.4	**7.6**
Hole 49	135.8	161.2	25.4	0.5
including	146.6	147.2	0.6	3.6
Hole 50	10.0	16.0	6.0	1.3
Hole 51	66.5	147.4	80.9	0.7
including	104.5	105.0	0.5	4.7
including	123.5	147.4	23.9	1.2
including	123.5	135.6	12.1	2.0
including	134.6	135.6	1.0	**13.2**
Hole 52	32.0	94.3	62.3	0.8
including	70.0	78.5	8.5	2.4
and	127.1	134.2	7.1	0.9

*The true widths of the mineralized intercepts have not been determined

SEC Mail Processing
Section
JUN 30 2010
Washington, DC
110

Holes 51 and 52 have encountered larger zones of mineralization at depth than have been recognized previously along the Thor Trend. Hole 51 encountered a quartz vein with visible gold which returned 13.2 g/t over 1.0 metre. Hole 51 was 215 metres in length and of that 158.9 metres was sampled for assay. The hole had the longest continuously mineralized core interval intersected on the project to date with 80.9 metres grading 0.7 g/t gold.

Excluding lower grade intervals, drill hole 51 had cumulative mineralized intervals totalling 40.3 metres in length and averaging 1.2 g/t gold. Hole 52 was 205 metres in length of which 194.9 metres was sampled for assay. Hole 52 encountered a long continuously mineralized interval of 62.3 metres grading 0.8 g/t gold followed by a second shorter interval of 7.1 metres grading 0.9 g/t gold. Excluding lower grade intervals, hole 52 had cumulative mineralized intervals totalling 42.05 metres in length and averaging 1.2 g/t gold. Both holes 51 and 52 contained intervals with visible gold.

The company is very pleased with the results to date as they demonstrate good continuity between previously drill tested portions of the Thor Trend. In addition, portions of the Trend are showing larger zones of mineralization than previously encountered, highlighting the bulk minable potential of the system.

Exploration Update

Over 2600 metres of core in 16 holes has been drilled during the 2010 program to date (holes 46 to 61). Assay results have been received for holes 45 to 52. Drill holes 53 to 61 have been logged and sampled and have been sent to the laboratory for assay. Drill holes 62 and 63 are currently in progress. Additional assay results will continue to be released through the program as they are received and compiled.

A surface exploration program is underway and several new zones of alteration and mineralization outside of the Thor Trend have been discovered by trenching. These new discoveries are currently being mapped and sampled and the best targets are scheduled to be drill tested in July.

The Viking Property

The Viking Property contains numerous high grade veins within larger bulk tonnage style zones of gold mineralization located within a 3 to 4 kilometre long gold-in-soil anomaly. Drilling highlights from previous drilling programs include high grade intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as lower grade intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control

All drill core is logged, photographed, and cut in half with a diamond saw. Half of the core is bagged and sent to Accurassay Laboratories for analyses while the other half is archived and stored on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 36 additional elements analyzed by Induced Coupled Plasma (ICP). Samples with greater than 5 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists is committed to assembling and advancing a portfolio of gold and base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi is focused on identifying high potential North American projects and exploring and developing them in a responsible and cost-effective manner.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No.
82-4749

NEWS RELEASE **JUNE 22, 2010**

News Release: **10-11** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI ANNOUNCES WIDEST MINERALIZED DRILL INTERSECTIONS AT VIKING TO DATE INCLUDING 80.9 METRES GRADING 0.7 GRAMS PER TONNE GOLD AND 62.3 METRES GRADING 0.8 GRAMS PER TONNE GOLD

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 47 to 52 from its ongoing drill program at the Viking gold property in Newfoundland.

There are currently two diamond drill rigs working at Viking in addition to a surface trenching and mapping program. A location map showing the 2010 drill holes is available in the Map Gallery on our website at www.naminco.ca. The current round of drilling is focused on both infilling and expanding the known gold bearing zone along the Thor Trend.

Drill Results
Holes 47 to 52 have all encountered gold-bearing intervals over significant widths, and the results are summarized in the table below. Hole 47 encountered anomalous gold throughout most of its 200 metre length including 0.7 grams per tonne (g/t) gold over 19.5 metres and a second zone grading 0.5 g/t gold over 13.5 metres. The hole ended in mineralization grading 0.9 g/t gold over 1 metre. Hole 48 intercepted 2 high grade intervals including 6.0 g/t gold over 0.9 metres and 7.6 g/t gold over 0.4 metres. Hole 50 encountered anomalous gold throughout its 47 metre length, including 1.3 g/t over 6 metres.

Summary of select drill intercepts from holes 47 to 52 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t
Hole 47	102.1	121.6	19.5	0.7
Hole 47	133.4	134.1	0.7	3.8
Hole 47	151.5	165.0	13.5	0.5
Hole 47	199.0	200.0	1.0	0.9
Hole 48	41.8	42.7	0.9	**6.0**
Hole 48	47.8	55.4	7.6	0.7
Hole 48	76.5	76.9	0.4	**7.6**
Hole 49	135.8	161.2	25.4	0.5
including	146.6	147.2	0.6	3.6
Hole 50	10.0	16.0	6.0	1.3
Hole 51	66.5	147.4	80.9	0.7
including	104.5	105.0	0.5	4.7
including	123.5	147.4	23.9	1.2
including	123.5	135.6	12.1	2.0
including	134.6	135.6	1.0	**13.2**
Hole 52	32.0	94.3	62.3	0.8
including	70.0	78.5	8.5	2.4
and	127.1	134.2	7.1	0.9

*The true widths of the mineralized intercepts have not been determined

SEC Mail Processing
Section

JUN 3 0 2010

Washington, DC
110

Holes 51 and 52 have encountered larger zones of mineralization at depth than have been recognized previously along the Thor Trend. Hole 51 encountered a quartz vein with visible gold which returned 13.2 g/t over 1.0 metre. Hole 51 was 215 metres in length and of that 158.9 metres was sampled for assay. The hole had the longest continuously mineralized core interval intersected on the project to date with 80.9 metres grading 0.7 g/t gold.

Excluding lower grade intervals, drill hole 51 had cumulative mineralized intervals totalling 40.3 metres in length and averaging 1.2 g/t gold. Hole 52 was 205 metres in length of which 194.9 metres was sampled for assay. Hole 52 encountered a long continuously mineralized interval of 62.3 metres grading 0.8 g/t gold followed by a second shorter interval of 7.1 metres grading 0.9 g/t gold. Excluding lower grade intervals, hole 52 had cumulative mineralized intervals totalling 42.05 metres in length and averaging 1.2 g/t gold. Both holes 51 and 52 contained intervals with visible gold.

The company is very pleased with the results to date as they demonstrate good continuity between previously drill tested portions of the Thor Trend. In addition, portions of the Trend are showing larger zones of mineralization than previously encountered, highlighting the bulk minable potential of the system.

Exploration Update

Over 2600 metres of core in 16 holes has been drilled during the 2010 program to date (holes 46 to 61). Assay results have been received for holes 45 to 52. Drill holes 53 to 61 have been logged and sampled and have been sent to the laboratory for assay. Drill holes 62 and 63 are currently in progress. Additional assay results will continue to be released through the program as they are received and compiled.

A surface exploration program is underway and several new zones of alteration and mineralization outside of the Thor Trend have been discovered by trenching. These new discoveries are currently being mapped and sampled and the best targets are scheduled to be drill tested in July.

The Viking Property

The Viking Property contains numerous high grade veins within larger bulk tonnage style zones of gold mineralization located within a 3 to 4 kilometre long gold-in-soil anomaly. Drilling highlights from previous drilling programs include high grade intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as lower grade intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control

All drill core is logged, photographed, and cut in half with a diamond saw. Half of the core is bagged and sent to Accurassay Laboratories for analyses while the other half is archived and stored on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 36 additional elements analyzed by Induced Coupled Plasma (ICP). Samples with greater than 5 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists is committed to assembling and advancing a portfolio of gold and base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi is focused on identifying high potential North American projects and exploring and developing them in a responsible and cost-effective manner.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE **JUNE 22, 2010**

News Release: **10-11** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI ANNOUNCES WIDEST MINERALIZED DRILL INTERSECTIONS AT VIKING TO DATE INCLUDING 80.9 METRES GRADING 0.7 GRAMS PER TONNE GOLD AND 62.3 METRES GRADING 0.8 GRAMS PER TONNE GOLD

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 47 to 52 from its ongoing drill program at the Viking gold property in Newfoundland.

There are currently two diamond drill rigs working at Viking in addition to a surface trenching and mapping program. A location map showing the 2010 drill holes is available in the Map Gallery on our website at www.naminco.ca. The current round of drilling is focused on both infilling and expanding the known gold bearing zone along the Thor Trend.

Drill Results

Holes 47 to 52 have all encountered gold-bearing intervals over significant widths, and the results are summarized in the table below. Hole 47 encountered anomalous gold throughout most of its 200 metre length including 0.7 grams per tonne (g/t) gold over 19.5 metres and a second zone grading 0.5 g/t gold over 13.5 metres. The hole ended in mineralization grading 0.9 g/t gold over 1 metre. Hole 48 intercepted 2 high grade intervals including 6.0 g/t gold over 0.9 metres and 7.6 g/t gold over 0.4 metres. Hole 50 encountered anomalous gold throughout its 47 metre length, including 1.3 g/t over 6 metres.

Summary of select drill intercepts from holes 47 to 52 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t
Hole 47	102.1	121.6	19.5	0.7
Hole 47	133.4	134.1	0.7	3.8
Hole 47	151.5	165.0	13.5	0.5
Hole 47	199.0	200.0	1.0	0.9
Hole 48	41.8	42.7	0.9	**6.0**
Hole 48	47.8	55.4	7.6	0.7
Hole 48	76.5	76.9	0.4	**7.6**
Hole 49	135.8	161.2	25.4	0.5
including	146.6	147.2	0.6	3.6
Hole 50	10.0	16.0	6.0	1.3
Hole 51	66.5	147.4	80.9	0.7
including	104.5	105.0	0.5	4.7
including	123.5	147.4	23.9	1.2
including	123.5	135.6	12.1	2.0
including	134.6	135.6	1.0	**13.2**
Hole 52	32.0	94.3	62.3	0.8
including	70.0	78.5	8.5	2.4
and	127.1	134.2	7.1	0.9

*The true widths of the mineralized intercepts have not been determined

SEC Mail Processing
Section

JUN 3 0 2010

Washington, DC
110

Holes 51 and 52 have encountered larger zones of mineralization at depth than have been recognized previously along the Thor Trend. Hole 51 encountered a quartz vein with visible gold which returned 13.2 g/t over 1.0 metre. Hole 51 was 215 metres in length and of that 158.9 metres was sampled for assay. The hole had the longest continuously mineralized core interval intersected on the project to date with 80.9 metres grading 0.7 g/t gold.

Excluding lower grade intervals, drill hole 51 had cumulative mineralized intervals totalling 40.3 metres in length and averaging 1.2 g/t gold. Hole 52 was 205 metres in length of which 194.9 metres was sampled for assay. Hole 52 encountered a long continuously mineralized interval of 62.3 metres grading 0.8 g/t gold followed by a second shorter interval of 7.1 metres grading 0.9 g/t gold. Excluding lower grade intervals, hole 52 had cumulative mineralized intervals totalling 42.05 metres in length and averaging 1.2 g/t gold. Both holes 51 and 52 contained intervals with visible gold.

The company is very pleased with the results to date as they demonstrate good continuity between previously drill tested portions of the Thor Trend. In addition, portions of the Trend are showing larger zones of mineralization than previously encountered, highlighting the bulk minable potential of the system.

Exploration Update
Over 2600 metres of core in 16 holes has been drilled during the 2010 program to date (holes 46 to 61). Assay results have been received for holes 45 to 52. Drill holes 53 to 61 have been logged and sampled and have been sent to the laboratory for assay. Drill holes 62 and 63 are currently in progress. Additional assay results will continue to be released through the program as they are received and compiled.

A surface exploration program is underway and several new zones of alteration and mineralization outside of the Thor Trend have been discovered by trenching. These new discoveries are currently being mapped and sampled and the best targets are scheduled to be drill tested in July.

The Viking Property
The Viking Property contains numerous high grade veins within larger bulk tonnage style zones of gold mineralization located within a 3 to 4 kilometre long gold-in-soil anomaly. Drilling highlights from previous drilling programs include high grade intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as lower grade intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control
All drill core is logged, photographed, and cut in half with a diamond saw. Half of the core is bagged and sent to Accurassay Laboratories for analyses while the other half is archived and stored on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 36 additional elements analyzed by Induced Coupled Plasma (ICP). Samples with greater than 5 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is committed to assembling and advancing a portfolio of gold and base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi is focused on identifying high potential North American projects and exploring and developing them in a responsible and cost-effective manner.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.